                                                                       Exhibit 2

                [Pioneer-Standard Electronics, Inc. Letterhead]



                                  May 11, 1999





To Our Shareholders:

         We are pleased to inform you that your Company has adopted a new share purchase rights plan. The new rights plan is substantially similar to the Company's former rights plan, which expired on May 10, 1999.

         This action was taken after careful study and was not taken in response to any pending takeover or proposed change in control of the Company. Like the Company's former rights plan, the new plan is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids which are inconsistent with the interests of the Company and its shareholders. The plan is not intended to deter unsolicited offers that would provide superior long-term value to all of the Company's shareholders. The adoption of a share purchase rights plan has become common practice in major American companies and a well accepted approach to ensuring that all shareholders receive a fair price and are treated equally in the event of a takeover.

         To effect the plan, the Board of Directors declared a dividend of one share purchase right for each outstanding Common Share. The distribution is being made to shareholders of record as of the close of business on May 10, 1999.

         Under the plan, the rights will initially trade together with the Company's Common Shares and will not be exercisable. In the absence of further Board action, the rights generally will become exercisable and allow the holder to acquire the Company's Common Shares at a discounted price if a person or group acquires 20 percent or more of the Company's Common Shares. For example, upon payment of an exercise price of $40.00, a rights holder would receive $80.00 worth of the Company's Common Shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

May 11, 1999
Page Two




         The plan also includes an exchange option. In general, after the rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the rights (other than rights that have become void) for the Company's Common Shares. Under this option, the Company would issue one Common Share for each right, subject to adjustment in certain circumstances.

         The Company's Board of Directors may, at its option, redeem all rights for $.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 10, 2009, unless earlier redeemed, exchanged or amended by the Directors. The Board of Directors will review and evaluate the share purchase rights plan no later than five years following the date of the plan to consider whether the plan continues to be in the best interests of the Company, the shareholders and other relevant constituencies. The issuance of the rights is not a taxable event, will not affect the Company's reported financial condition or results of operations (including earnings per share), should not interfere with the Company's operating, financing or investing activities and will not change the way in which the Company's Common Shares are currently traded.

         A summary of the share purchase rights plan (which explains the terms and nature of the rights) is enclosed. Shareholders are urged to review the summary carefully and retain it with their permanent records.

         In adopting the share purchase rights plan, the Board has expressed its confidence in the Company's future and its determination that you, our shareholders, be given every opportunity to participate fully in that future.


                                       On Behalf of the Directors,

                                       /s/ James L. Bayman

                                       James L. Bayman
                                       Chairman and Chief Executive Officer